Mail Stop 3561

March 10, 2009

Katherine Ostruszka
Chief Financial Officer
Marine Growth Ventures, Inc.
405-A Atlantis Road, Suite 110
Cape Canaveral, Florida 32920

>   **Re: Marine Growth Ventures, Inc.**
>   **File No. 333-128077**
>   **Form 10-KSB: For the fiscal year ended December 31, 2007**
>   **Form 10-Q: For the quarterly period ended September 30, 2008**
>   **Form 8-K furnished February 13, 2009**

Dear Ms. Ostruszka:

We have reviewed your March 2, 2009 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-Q: For the quarterly period ended September 30, 2008

Item 1. Financial Statements

Consolidated Balance Sheet, page 3

1. We have reviewed your response to our prior comment number 6. However, we do not believe that you have fully addressed the concerns raised in our prior comment. We note from your response that although third parties have expressed interest in your company's marketed vessel (i.e. the Babe), your company has been unable to locate a <u>new</u> potential buyer. We note further that the Babe had been marketed for sale for almost a year as of the date of your response letter, and general economic conditions have declined significantly since your company began marketing this vessel. Despite these factors, it does not appear that your

company has made any material adjustments to the price at which it is marketing the Babe or initiated any other substantial actions to locate a new party to purchase the vessel or to respond to the recent downturn in economic conditions.

Given the aforementioned facts, please tell us why you believe that the Babe is being marketed at a price that is reasonable in relation to its current fair value and that is probable of generating a sale within a year. Your response should specifically explain (i) how you determined the price at which the Babe has been listed, (ii) whether or not you believe that the recent downturn in economic conditions is likely to impact the price at which your company will be able to sell the Babe and the basis for your conclusion, (iii) why you continue to believe that the Babe is marketed at its fair value, despite your company's inability to locate a new buyer, and (iv) whether you plan to adjust the listing price of the Babe in the near term. Please provide any analyses that you believe substantiate the fair value of this vessel.

Furthermore, if you conclude that the Babe has been marketed above its fair value and/or that the vessel will be marketed at a lower price, please tell us (a) the new price at which you plan to list the vessel and (b) whether such price will result in the recognition of an impairment charge. Alternatively, if you do not plan to reduce the listing price of the Babe, tell us why the vessel should not be reclassified as "held and used." As part of your response, please explain how the guidance provided in paragraphs 30(d), 30(e), 31(c), and A23 of SFAS No. 144 was considered in reaching your conclusions.

Consolidated Statements of Cash Flows, page 5

2. We have reviewed your response to our prior comment number 4. Please revise the statement of cash flows presented in your forthcoming amendment to your Form 10-Q to reflect the cash outflows related to the professional fees based upon the information set forth in your response.

3. Per your response to our prior comment number 11, you plan to revise the disclosure in your statement of cash flows for the period ended September 30, 2008 to appropriately reflect the loan transactions relating to the Babe. Please tell us the amount(s) of the revisions you plan to make, and how such amounts relate to the acquisition of the Babe.

Notes to Condensed Consolidated Financial Statements, page 7

Note 4 – Fixed Assets, page 9

4. Based upon your response to our prior comment number 13, we note that your company (i) no longer intends to sell condos on the Pacific Aurora and (ii) has decided to hold the vessel for sale. We also note that you have relied upon a

valuation of the vessel, which was performed in April of 2008, to determine that the carrying value of the Pacific Aurora is not impaired. However, given that the Pacific Aurora was previously held for use, it would appear that the assumptions used in the valuation analysis performed in April of 2008 would differ from the assumptions that would be used in a valuation analysis performed while the vessel is held for sale. In this regard, we note that paragraph 34 of SFAS No. 144 states that a long-lived asset classified as held for sale should be measured at the lower of its carrying amount or its fair value less cost to sell. Furthermore, we note that, subsequent to April 2008, there have been substantial changes in general economic conditions and the credit markets, which could impact the marketability or fair value of your vessel. Given the aforementioned factors, we believe that you should (a) re-evaluate the fair value of the Pacific Aurora, (b) tell us the results of your new valuation analysis, and (c) provide any analyses that you believe support the carrying value of the vessel.

Form 8-K furnished February 13, 2009

5. We note that on February 9, 2009, Greystone Business Credit II, L.L.C. ("Greystone"), a lender, provided you with a notice of continuing defaults related to your company's Marine Growth Loan Agreement. The notice also advised that Greystone reserves all of the rights and remedies that arise under the Marine Growth Loan Agreement and at law due to the defaults. Based upon the notice of default, it appears your company's borrowings from Greystone should be classified as current liabilities in your balance sheet. In this regard, please tell us (i) when your company first violated the default provisions of its Marine Growth Loan Agreement and (ii) whether your company had defaulted on the agreement as of September 30, 2008. Furthermore, please confirm that all of your company's outstanding borrowings from Greystone will be classified as current liabilities in your balance sheet until the aforementioned defaults are cured. Alternatively, tell us why you believe that the reclassification of your company's borrowings from Greystone is not necessary.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief